Contact

www.linkedin.com/in/daniellmurphy
(LinkedIn)

Top Skills

New Business Development
Account Management
Software Consulting

Dan Murphy

Executive Director of New Ventures at Slingshot
Louisville, Kentucky, United States

Summary

I am grateful for all that I have gotten to experience up to this point and always excited to see what is up next.

Experience

Slingshot

Executive Director of New Ventures
January 2020 - Present (3 years 9 months)
Louisville Metropolitan Area

Slingshot, a software and app development company founded in 2005, wanted to create a way to help empower entrepreneurs with technology ideas.

By leveraging our expertise in designing and building tech products, we looked to partner with entrepreneurs, making their ideas a reality. We know starting a business is hard, and growing a business is harder.

As a result, Slingshot Ventures was born: the innovation and startup arm of Slingshot.

https://ventures.yslingshot.com/

C2 Keep

Chief Strategy Officer (CSO)
April 2021 - Present (2 years 6 months)
Louisville, Kentucky, United States

C2 Keep is a Slingshot Ventures portfolio company.

Our partner wanted to create a solution to solve the problems related to Schedule II drug inventory management. He asked us to help bring his idea to life and we have.

C2 Keep is a digital inventory management solution that replaces the paper logbook and simplifies a pharmacist's accountability to state and federal regulations.

Tell all your pharmacist friends and have them look me up.

CoPilot, LLC
Partner
March 2018 - September 2020 (2 years 7 months)
Louisville, KY

BELM Group, LLC
Owner
November 2015 - March 2018 (2 years 5 months)

Slingshot
Leader of Business Development/ Account Management and Recruiting
February 2009 - November 2015 (6 years 10 months)
Louisville, Kentucky Area

Prosoft
IT Consulting Sales Representative
August 2005 - January 2009 (3 years 6 months)
Louisville, KY

UPS
Web Developer
August 2004 - August 2005 (1 year 1 month)
Louisville, KY

Education

University of Louisville
BSBA, Computer Information Systems · (2000 - 2005)